Filed Pursuant to Rule 253(g)(2)

File No. 024-12352

SUPPLEMENT NO. 6 DATED JANUARY 26, 2026

MASTERWORKS VAULT 5, LLC

This Supplement No. 6 dated January 26, 2026 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 5, LLC (the “Company”) (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”). This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to make certain clarifications to the Offering Circular relating to the description of sales commissions in connection with the sale of an Artwork on a series. In particular, the following disclosure supersedes and replaces the sentence “Masterworks may determine to sell the Artwork of a series without engaging a third-party intermediary, in which event, it would be entitled to recoup its costs of marketing and selling the Artwork by seeking reimbursement from the applicable series or by charging the buyer a sales commission in connection with such sale” as referenced throughout the Offering Circular:

“Masterworks may determine to sell the Artwork of a series, in which event, Masterworks affiliates would be entitled to reimbursement of out of pocket expenses and a reasonable sales commission in connection with such sale, provided that any such amounts shall not exceed the fees or commissions charged by unaffiliated third parties for similar services.”